UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)


                               HMN FINANCIAL, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    40424G108
                                 (CUSIP Number)

                               Charles R. Haywood
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 4, 1998
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   CUSIP No. 40424G108

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)

             LaSalle Financial Partners, Limited Partnership

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  WC, OO

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             Delaware

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             203,600 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       203,600 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             203,600 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                                [ ]

   13   Percent of Class Represented By Amount in Row (11)
             4.9%

   14   Type of Reporting Person
             PN

   CUSIP No. 40424G108

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)

             Richard J. Nelson

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             203,600 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       203,600 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             203,600 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                    [ ]

   13   Percent of Class Represented By Amount in Row (11)
             4.9%

   14   Type of Reporting Person
             IN

   CUSIP No. 40424G108

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)

             Peter T. Kross

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [X]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             203,600 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       203,600 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person

             203,600 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                              [ ]

   13   Percent of Class Represented By Amount in Row (11)
             4.9%

   14   Type of Reporting Person

             IN

   CUSIP No. 40424G108

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)

             Florence Nelson

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)                              [ ]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                       0 shares
   Number of
   Shares              8    Shared Voting Power
   Beneficially             0 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                       0 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             0 shares

   12   Check Box If The Aggregate Amount in Row (11) Excludes
        Certain Shares                                              [X]

   13   Percent of Class Represented By Amount in Row (11)
             0%

   14   Type of Reporting Person
             IN

             This is Amendment No. 8 to the Schedule 13D filed jointly by LaSalle Financial Partners, Limited Partnership (the "Partnership"), Richard J. Nelson, Florence Nelson and Peter T. Kross (the "Group") on July 11, 1997 (as amended, the "Original 13D"), and relates to the common stock, $.01 par value (the "Common Stock"), of HMN Financial, Inc. (the "Issuer"). The following items in the Original 13D are amended to read in their entirety as follows:

   Item 4.   Purpose of Transaction

             The Group's goal is to profit from appreciation in the market price of the Common Stock. The Group expects to actively assert shareholder rights, in the manner described below, with the purpose to influence the policies of the Issuer.

             The Partnership's stated purpose is to emphasize investments in the stocks of selected thrifts, banks and savings banks which the General Partners believe to be undervalued or that they believe to represent "special situation" investment opportunities. The Partnership has further described its purpose, in its private placement memorandum, as follows:

             Considering the current opportunity to purchase shares of selected thrifts and savings banks at substantial discounts to intrinsic value as determined by the General Partners, with significant appreciation potential available due to merger and acquisition activity in the banking industry, the Partnership currently intends to concentrate its investments in thrifts, banks and savings banks which, in the opinion of the General Partners, possess certain buyout characteristics. Concentrated investments may be made in companies to allow the Partnership to influence or to effect control over management's decisions in order to achieve Partnership objectives.

   The Partnership believes that its acquisition of the Common Stock is in accordance with these stated purposes.

             The Group intends to work with the Issuer to attempt to influence the Board of Directors to consider all possible strategic alternatives available to the Issuer in order to increase the market price of the Common Stock. One way of achieving this goal is to seek out another financial institution and attempt to implement a business combination. The Group is interested in influencing the Issuer's Board of Directors to explore seriously, in consultation with independent financial advisors, this and other possible means of improving the market price of the Common Stock, to the extent such options may not have already been fully explored. To the extent such influence may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Group has such a purpose.

             On October 21, 1997, Messrs. Nelson and Kross met with management of the Issuer. Topics of discussion included the past performance of the Issuer and methods to maximize shareholder value in the future. At that meeting, Messrs. Nelson and Kross, on behalf of the Group, requested that the Board of Directors of the Issuer nominate Mr. Nelson for election to the Board at the 1998 Meeting of Stockholders and noted that if the Board of Directors does not nominate Mr. Nelson for election as a Board nominee, the Group most likely would nominate Mr. Nelson and directly solicit shareholder votes for Mr. Nelson's election to the Board. In addition, Messrs. Nelson and Kross informed management of the Issuer that the Group was generally reviewing its options with respect to the Issuer, and that the Group may submit for shareholder vote at the 1998 Meeting of Stockholders a proposal regarding corporate governance, maximizing shareholder value or other matters. Messrs. Nelson and Kross also informed the Issuer that the Partnership would shortly submit a request for a shareholder list and associated materials. On November 15, 1998 the Issuer filed with the Securities and Exchange Commission its Quarterly Report on Form 10-Q and attached a change in the Issuer's bylaws adopted September 23, 1997, imposing a residency requirement upon directors of the Issuer. On November 20, 1997, the Partnership sent to the Issuer a request for a stockholder list and associated materials. A copy of that letter is attached as Exhibit 3.

             By a letter dated January 27, 1998, the Partnership submitted to the Issuer a notice of intent to nominate Thomas A. Burton and Howard T. Stewart for election to the Board of Directors of the Issuer at the 1998 Annual Meeting of Stockholders of the Issuer (the "Annual Meeting"), to be held April 28, 1998. A copy of that letter is attached as Exhibit 4. On that same day, Messrs. Nelson and Kross discussed their notice of intent to nominate with management of the Issuer. Mr. Nelson and Mr. Kross continued to have discussions with management of the Issuer regarding the election of Mr. Burton and Mr. Stewart, including discussions regarding the Issuer's accepting one of Mr. Burton or Mr. Stewart as a candidate and expanding the Board of Directors by one seat. The Issuer rejected all of Mr. Nelson's and Mr. Kross's suggestions and refused to nominate either Mr. Burton or Mr. Stewart for election to the Board of Directors.

             The Partnership and the Issuer also continued to discuss making available to the Partnership stockholder list materials. Certain of those
   materials were provided to the Partnership.   On March 27, 1998, the
   Partnership sent to the Issuer another request for a stockholder list and associated materials. A copy of that letter is attached as Exhibit 5. On March 2, 1998 the Partnership sent a letter to the Issuer regarding the Issuer's response to the Partnership's demand that the Issuer provide the Partnership with a list of Non-Objecting Beneficial Owners (a "NOBO" list). A copy of that letter is attached as Exhibit 6. By letter dated March 3, 1998, the Partnership withdrew its notice of intent to nominate Mr. Stewart for election to the Board of Directors. A copy of that letter is attached as Exhibit 7. By letter dated March 3, 1998, the Partnership inquired regarding obtaining a current NOBO list. A copy of that letter is attached as Exhibit 8.

             The Partnership and the Issuer held discussions regarding whether the record date for the Annual Meeting had been set as March 2 or March 3, 1997. By letter dated March 4, 1998, the Partnership's counsel communicated with Issuer's counsel regarding certain transactions. A copy of that letter is attached as Exhibit 9. After further discussions between the Partnership and the Issuer, the Issuer re-set the record date for April 1, 1998. A copy of a letter, dated March 4, 1998 from the Issuer's counsel to the Partnership's counsel regarding the record date and stockholder list materials is attached as Exhibit 10. By letter dated March 6, 1998, the Partnership's counsel responded to that letter. A copy of that letter is attached as Exhibit 11. On March 5, 1998, the Partnership filed with the Securities and Exchange Commission a letter it may send to stockholders of the Issuer. By letter dated March 6, 1998, the Issuer's counsel stated certain positions of the Issuer regarding the Partnership's actions. A copy of that letter is attached as Exhibit 12. The Partnership disputes statements and conclusions made by the Issuer in that letter.

             On March 10, 1998, the Partnership filed a complaint against the Issuer in the Delaware Court of Chancery. The complaint demanded access to stocklist materials pursuant to Section 220 of the Delaware General Corporation Law. By letter delivered March 10, 1998, subsequent to the filing of the Partnership's complaint, the Issuer responded to the Partnership's earlier demands for stocklist materials. A copy of that letter is attached as Exhibit 13. The Issuer and the Partnership subsequently negotiated regarding delivery of stocklist materials to the Partnership and possibilities for resolving disputes between the Issuer and the Partnership. By letter dated March 11, 1998, the Issuer provided certain stockholder list materials to the Partnership. A copy of that letter is attached as Exhibit 14. By letter dated March 13, 1998, the Issuer refused to consider enlarging the Board of Directors and adding Mr. Burton as an additional director. A copy of that letter is attached as
   Exhibit 15. On March 19, 1998, the Delaware Court of Chancery entered an order, pursuant to a stipulation between the Partnership and the Issuer. Pursuant to that order and stipulation the Issuer delivered to the Partnership the stockholder list materials demanded by the Partnership and the Issuer agreed to deliver certain stockholder list materials to the Partnership on a regular and timely basis. By letter dated March 17, 1998, the Partnership withdrew its notice of intent to nominate Mr. Burton for election to the Board of Directors. A copy of that letter is attached as Exhibit 16. On May 4, 1998, the Partnership sold 200,000 shares of the Common Stock, reducing the Group's holdings below five percent of the Common Stock.

             The above-stated purpose to control is unrelated to the Office of Thrift Supervision ("OTS") regulations. Specifically, the Group is aware that regulations promulgated by the OTS contain separate standards with regard to acquisition of "control" of a federally chartered savings institution, such as the Issuer's subsidiary bank. Those regulations require OTS approval for acquisition of control under certain conditions. Some of the provisions are based in part on numerical criteria. One of the provisions creates a rebuttable presumption of control where a person acquires more than 10 percent of the voting stock of a savings association and other conditions are met. Another provision creates a rebuttable presumption of control where a person acquires proxies to elect one-third or more of the savings association's board of directors and other conditions are met. The Group intends to comply with all OTS regulations.

             The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other shareholders of the Common Stock or other persons to further its objectives. The Group may make further purchases of shares of the Common Stock or may dispose of any or all of its shares of the Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
   Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

   Item 5.   Interest in Securities of the Issuer

             (a) By virtue of their separate ownership and control over the General Partners, Mr. Nelson and Mr. Kross are each deemed to own beneficially all of the 203,600 shares of the Common Stock that the Partnership owns, constituting approximately 4.9% of the issued and outstanding shares of the Common Stock, based on the number of outstanding shares reported on the Issuer's Annual Report on Form 10-K for the period ended December 31, 1997. None of Mr. Nelson, Mrs. Nelson, Mr. Kross or the General Partners beneficially owns any shares of the Common Stock personally or otherwise, except for the shares owned by the Partnership itself.

             (b) With respect to the shares described in (a) above, all decisions regarding voting and disposition of the Partnership's 203,600 shares are made jointly by the chief executive officers of the General Partners (i.e., Messrs. Nelson and Kross). As such, they share voting and investment power with respect to those shares.

             (c) The following transactions are the only sales of the Common Stock made by the Partnership in the past 60 days, all of which were made in open market purchases on the Nasdaq National Market System:

              Date      Number of Shares    Price Per Share
             5/4/98         200,000             $28.38

             (d)  Not applicable.

             (e) On May 4, 1998, the Group and all members of the Group ceased to be the beneficial owner of more than five percent of the Common Stock.

                               SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date:  May 4, 1998


   LaSALLE FINANCIAL PARTNERS, LIMITED PARTNERSHIP


   By:  LaSALLE CAPITAL MANAGEMENT, INC.
   a General Partner


   By:  /s/ Richard J. Nelson
   Richard J. Nelson, President


   /s/ Richard J. Nelson
   Richard J. Nelson


   /s/ Peter T. Kross
   Peter T. Kross


   /s/ Florence Nelson
   Florence Nelson